FOURTH AMENDED AND RESTATED

INVESTMENT SUB-ADVISORY AGREEMENT

THIS FOURTH AMENDED AND RESTATED INVESTMENT SUB-ADVISORY AGREEMENT (“Agreement”) is made as of this 31st day of May 2023, by and between Mason Street Advisors, LLC, a Delaware limited liability company (the “Adviser”) and Massachusetts Financial Services Company, a Delaware corporation (the “Sub-Adviser”).

WHEREAS, the Adviser and the Sub-Adviser are parties to that certain Third Amended and Restated Investment Sub-Advisory Agreement dated June 5, 2019 (the “Agreement”), pursuant to which the Sub-Adviser has been providing investment advisory services to the Research International Core Portfolio (the “Portfolio”) of the Northwestern Mutual Series Fund, Inc. (the “Company”); and

WHEREAS, the Adviser and the Sub-Adviser desire to amend and restate the Agreement to include the terms and conditions set forth in this Fourth Amended and Restated Investment Sub-Advisory Agreement (the Agreement, as amended and restated hereby, shall be referred to hereinafter as the “Agreement”).

NOW, THEREFORE, in consideration of the premises and the terms and conditions hereafter set forth, intending to be legally bound, the parties hereto mutually agree as follows:

1.  Appointment. The Adviser hereby appoints and retains the Sub-Adviser to act as the investment sub-adviser for the Portfolio, for the period and on the terms and conditions contained in this Agreement. By execution of this Agreement, the Sub-Adviser hereby accepts such appointment as sub-adviser for the Portfolio with full discretion and agrees to perform the services set forth herein, for the compensation herein provided. The Sub-Adviser shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized, have no authority to act for or represent the Portfolio or the Adviser in any way or otherwise be deemed an agent of the Portfolio or the Adviser.

2.  Services. Subject to supervision and oversight by the Adviser and the Board of Directors of the Portfolio (the “Board”), the Sub-Adviser shall supervise, manage and direct the investment of the Portfolio’s assets in accordance with the Portfolio’s investment objectives, policies and restrictions as stated in the Portfolio’s Prospectus and Statement of Additional Information (such Prospectus and Statement of Additional Information as currently in effect and as amended or supplemented from time to time, being herein called the “Prospectus”) and with such further guidelines as the Adviser may from time to time communicate in writing to the Sub-Adviser. The Sub-Adviser will conduct a continual program of evaluation, investment, sale and reinvestment of the assets in the Portfolio by determining the securities and other investments, including, but not limited to, futures, options, contracts, swaps and other derivative instruments, if any, and to the extent permitted in the Prospectus that shall be purchased, entered into, sold, closed, placed on loan or exchanged, when these transactions should be executed, and what portion of the Portfolio should be held in the various securities and other investments in which it may invest, and what portion of the Portfolio should be held uninvested in cash. The Adviser hereby delegates to the Sub-Adviser the authority to invest and reinvest assets in the Portfolio

(including the authority to place purchase and sale orders on behalf of the Portfolio) at such times and in such manner as the Sub-Adviser deems advisable in accordance with the Prospectus and such further guidance as the Adviser may from time to time provide in writing to the Sub-Adviser. The Sub-Adviser makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the Portfolio or that the Portfolio will perform comparably with any standard or index, including other clients of the Sub-Adviser, whether public or private.

In performing its duties hereunder, the Sub-Adviser:

(a)  Shall act in conformity with (i) the Portfolio’s Prospectus; (ii) the Portfolio’s policies and procedures applicable to the services provided by the Sub-Adviser hereunder; (iii) the written instructions and directions of the Adviser and of the Board; and (iv) the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), the Internal Revenue Code of 1986, as amended, including, specifically, Section 817(h) of the Internal Revenue Code, the Commodity Exchange Act and all other applicable laws and regulations, as each is amended from time to time (collectively, the “Requirements”).

(b)  Shall be responsible for the purchase, sale, exchange or conversion of foreign currency in the spot or forward markets in connection with trades on behalf of the Portfolio in unrestricted markets. Conversion of currencies into and out of the base currency of the Portfolio in restricted markets and generally income repatriation transactions will be the responsibility of the Portfolio’s custodian.

(c)  Shall be responsible for broker-dealer selection and for the negotiation of commission rates and, absent written instructions from the Adviser to the contrary, the Sub-Adviser is authorized to place purchase and sale orders for the Portfolio with brokers and/or dealers selected by the Sub-Adviser. The Sub-Adviser may give a copy of this Agreement to any broker, dealer or other party to a transaction as evidence of its authority to act on the Portfolio’s behalf. In executing transactions for the Portfolio and selecting brokers or dealers, the Sub-Adviser will seek to obtain the best price and execution available and shall execute or direct the execution of all such transactions in conformity with applicable laws and in a manner that is consistent with its fiduciary obligations to the Portfolio and its other clients. In assessing the best price and execution available for transactions involving the Portfolio, the Sub-Adviser will consider all factors it deems relevant including, but not limited to, breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer and the reasonableness of any commission for the specific transaction and on a continuing basis. Subject to such policies as the Board or Adviser may determine and communicate in writing to the Sub-Adviser, the Sub-Adviser shall not be deemed to have acted unlawfully or have breached any duty created by this Agreement or otherwise solely by reason of its having caused a Portfolio to pay a broker or dealer, acting as agent, for effecting a portfolio transaction for a Portfolio at a price in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if the Sub-Adviser determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Sub-Adviser’s overall responsibilities with respect to the Portfolio and to its other clients as to which it exercises investment discretion, and if the transaction is otherwise consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(d)  May, but shall be under no obligation to, on occasions when the Sub-Adviser deems the purchase or sale of a security to be in the best interest of a Portfolio as well as other clients of the Sub-Adviser, and to the extent permitted by applicable laws and regulations, aggregate the securities to be so purchased or sold in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Portfolio in question and to such other clients.

(e)  Shall make available to the Board and the Adviser at reasonable times and at its expense its portfolio managers and other appropriate personnel, either in person or, at the mutual convenience of the Adviser and the Sub-Adviser, by telephone, in order to review the investment policies, performance and other investment related information regarding the Portfolio and to consult with the Board and the Adviser regarding the Portfolio’s investment affairs, including economic, statistical and investment matters related to the Sub-Adviser’s duties hereunder, and will provide periodic reports to the Adviser relating to the investment strategies it employs as well as the Sub-Adviser’s duties hereunder. The Sub-Adviser will provide the Board such other periodic and special reports as the Board may reasonably request, including, but not limited to, reports evidencing the manner in which Sub-Adviser ensures the Portfolio’s compliance in all material respects with all applicable legal and regulatory requirements attendant to the investments made by the Sub-Adviser for and on behalf of the Portfolio.

(f)  Shall reasonably assist in the fair valuation of all Portfolio securities in accordance with procedures adopted by the Company, as amended from time to time. The Sub-Adviser will use its reasonable efforts to provide, based upon its own expertise, and to arrange with parties independent of the Sub-Adviser such as broker-dealers for the provision of, valuation information or prices for securities for which prices are deemed by the Adviser or the Portfolio’s fund accounting agent not to be readily available in the ordinary course of business from an automated pricing service. If on any day the Sub-Adviser determines to override a vendor price for any security as a result of a single issuer fair valuation event in any other portfolio it manages which is also held by the Portfolio, it will notify the Adviser of such determination and provide a fair value recommendation for such security together with the Sub-Adviser’s underlying rationale for the recommendation. In addition, the Sub-Adviser will assist the Portfolio and its agents in determining whether prices obtained for valuation purposes accurately reflect market price information relating to the assets of the Portfolio at such times as the Adviser shall reasonably request, including but not limited to, the hours after the close of a securities market and prior to the daily determination of the Portfolio’s net asset value per share. Upon reasonable request, the Sub-Adviser will provide the Adviser with (i) supporting information for price challenges issued by the Adviser with respect to securities held by the Portfolio and (ii) statistics regarding the Sub-Adviser’s price challenge activities undertaken on behalf of the Portfolio. The Adviser acknowledges and agrees that the Sub-Adviser is not the valuation designee, as defined under Rule 2a-5 of the Investment Company Act of 1940 as amended, for the Portfolio. The Sub-

Adviser shall not be liable for the accuracy of the valuation of any security or other asset of the Portfolio.

(g)  Shall provide reasonable assistance to Adviser in complying with the requirements and guidelines set forth in the Company’s Derivatives Risk Management Program (“DRM Program”) adopted and implemented pursuant to Rule 18f-4 under the 1940 Act as applicable to the Portfolio, including the Value-at-Risk (“VaR”) limits determined to apply to the Portfolio, as well as the Company’s policies and procedures related to managing the Portfolio’s derivatives-related risks. Sub-Adviser agrees to cooperate with and provide reasonable assistance to the Derivatives Risk Manager (“DRM”) appointed under the Company’s DRM Program. Sub-Adviser agrees to assist in identifying exceptions to or breaches of the VaR limit applicable to the Portfolio upon request of the Portfolio’s Chief Compliance Officer, the Adviser or the DRM. In the event Adviser determines that a Portfolio is not in compliance with the applicable VaR limit, Sub-Adviser agrees to make all reasonable efforts to work with Adviser and the DRM to timely return the Portfolio to compliance with the VaR limit promptly, in a manner that is in the best interest of the Portfolio and its shareholders. Sub-Adviser agrees to reasonably cooperate with Adviser and the DRM in assisting with the preparation of any reporting required to the Company’s Board or the Commission related to derivatives usage in the Portfolio. If the Sub-Adviser becomes aware, through the utilization of its existing controls and processes related to the management of its derivatives risk involving the Portfolio, of any matter that, in the Sub-Adviser’s opinion, would materially affect the operation of the Company’s DRM Program, the Sub-Adviser shall notify the Adviser as soon as reasonably practicable.

(h)  Shall provide the Adviser and/or the Portfolio’s Chief Compliance Officer with such compliance reports and certifications as may be reasonably requested from time to time. Notwithstanding the foregoing, the Sub-Adviser will promptly report to the Adviser any violations of the federal securities laws (as defined in Rule 38a-1 of the 1940 Act) and federal commodities laws and regulations promptly upon Sub-Adviser’s determination of any such violation that pertains to the Portfolio or of any material violation of the Sub-Adviser’s compliance policies and procedures that pertain to the Portfolio.

(i)  Shall, with respect to the the performance of its obligations to the Portfolio hereunder, (i) cooperate with and upon reasonable request provide reasonable assistance to the Adviser, the Company’s administrator, custodian, auditor, legal counsel, transfer agent and pricing agents and all other agents and representatives of the Portfolio, the Company and the Adviser, including the Chief Compliance Officer of the Adviser and the Company; (ii) keep all such persons fully informed as to such matters as the Sub-Adviser may reasonably deem necessary to the performance of its obligations to the Portfolio, the Company and the Adviser; (iii) provide prompt responses to reasonable requests made by such persons; and (iv) maintain any appropriate interfaces with each so as to promote the efficient exchange of information.

(j)  Shall, unless otherwise directed in writing by the Adviser or the Board (and with adequate advance notice), vote all proxies received in accordance with the Portfolio’s proxy voting policy or, if the Sub-Adviser has a proxy voting policy approved by the Board, the Sub-Adviser’s proxy voting policy. The Adviser hereby acknowledges receipt of a copy of Sub-Adviser’s proxy voting policies and procedures pursuant to which the Sub-Adviser shall determine the manner in which any proxy voting rights pertaining to any portfolio securities held in the Portfolio shall be exercised. In connection with its responsibilities hereunder, the Sub-Adviser may retain a third party to provide proxy voting and ancillary administrative services. The Adviser shall instruct the Portfolio’s custodian to forward or cause to be forwarded to the Sub-Adviser all communications (including proxy statements, current solicitations, tender offers and ballots) for or relating to companies, the securities or other instruments which are held in the Portfolio, except for communications regarding class action and other lawsuits. Unless otherwise directed by the Adviser, the Sub-Adviser also shall be responsible for monitoring and determining the manner in which corporate actions and other rights pertaining to the securities held in the Portfolio shall be exercised. The Sub-Adviser shall maintain and shall forward to the Portfolio or their designated agent such proxy voting information as is necessary for the Portfolio to timely file proxy voting results in accordance with Rule 30b1-4 of the 1940 Act. The Sub-Adviser shall not have the authority to file proofs of claim and other related documents on behalf of the Adviser or the Portfolio in all bankruptcy and other litigation matters, including class action suits. The Sub-Adviser shall notify the Adviser of any distributions from such litigation matters and shall cause any and all distributions therefrom received by the Sub-Adviser to be promptly forwarded to the Adviser or the custodian.

(k)  Shall (i) assist in the preparation of disclosures regarding factors that have affected the Portfolio’s performance, including the relevant market conditions and the investment strategies and techniques used by the Sub-Adviser, for each period as requested by the Adviser; and (ii) review draft reports to shareholders and other documents provided or available to it and provide comments on a timely basis. In addition, the Sub-Adviser and each officer and portfolio manager thereof mutually agreed upon by the parties will provide on a timely basis such certifications or sub-certifications as the Adviser may reasonably request, including, without limitation, those necessary to support and facilitate certifications required to be provided by the Portfolio’s Principal Executive Officer, Principal Accounting Officer, Chief Compliance Officer, or other officer of the Portfolio.

(l)  Shall be responsible for the preparation and filing of Form 13F on behalf of the Portfolio, unless otherwise directed in writing by the Adviser. For the avoidance of doubt, for purposes of such Form 13F filing, the Sub-Adviser shall be deemed to have sole investment discretion with respect to the securities held in the Portfolio.

(m)  Shall monitor and comply with the Portfolio’s investment objectives, -policies, applicable investment restrictions and limitations (including the limits set forth in Commodity Futures Trading Commission (“CFTC”) Letter No. 12-38, so long as the Adviser intends to rely upon such letter with respect to the Portfolio). The Sub-Adviser shall also identify, and ensure the Portfolio’s compliance in all material respects with, all applicable legal and regulatory requirements attendant to the investments made by the Sub-Adviser for and on behalf of the Portfolio, including, but not limited to, investments-related recordkeeping and reporting requirements imposed under federal securities and commodities laws and regulations as well as, where applicable, any foreign jurisdictions’ requirements. Sub-Adviser shall advise the Adviser promptly in the event it becomes aware of any material non-compliance or anticipated non-compliance with any of the above with respect to the Portfolio’s assets managed by the Sub-Adviser. The Adviser acknowledges that the Sub-Adviser does not have access to all of the

Portfolio’s books and records necessary to perform certain compliance testing. To the extent that the Sub-Adviser has agreed to perform the services (including certain compliance testing) specified in this Section or Section 2(a) hereof in accordance with the Requirements, the Sub-Adviser shall perform such services based upon its books and records with respect to the Portfolio, which comprise a portion of the Portfolio’s books and records, and upon written instructions and information received from the Portfolio or the Adviser. The Sub-Adviser shall have no responsibility to monitor certain limitations or restrictions for which the Sub-Adviser has not been provided sufficient information.

(n)  Shall be responsible for the management of the collateral in connection with any derivatives and other related transactions it enters into on behalf of the Portfolio, and for providing appropriate instructions to the Portfolio’s custodian(s) regarding the movement of collateral as required.

(o)  Shall immediately notify the Adviser in the event that the Sub-Adviser or any of its affiliates becomes aware:

(1)  that it is subject to a statutory disqualification that prevents the Sub- Adviser from serving as an investment manager pursuant to this Agreement;

(2)  of the occurrence of any inspections, notices or inquiries from any governmental, or administrative body or self-regulatory agency related to the Portfolio, or actions, investigations, suits or proceedings by the Securities and Exchange Commission (the “Commission”) or other regulator involving the affairs of the Portfolio or the Sub-Adviser’s management of the Portfolio; provided, however, that nothing herein shall be deemed to require the Sub-Adviser to disclose any information in violation of applicable law or a regulator’s request for confidentiality;

(3)  of any material fact known to the Sub-Adviser respecting or relating to the Portfolio or the Sub-Adviser or its duties hereunder that is not contained in the Portfolio’s Registration Statement, as defined hereinafter, but that is required to be disclosed therein, and of any statement contained therein that becomes untrue in any material respect;

(4)  of a change in the portfolio manager(s) assigned to manage the assets of the Portfolio hereunder;

(5)  of any financial condition that is reasonably likely to have a material adverse impact on the Sub-Adviser’s ability to provide the services hereunder;

(6)  of any reorganization or material change in the Sub-Adviser, including any material change in its ownership or key employees; or

(7)  the occurrence of any default, breach, or termination event under any agreement entered into by Sub-Adviser directly or on behalf of the Company or the Portfolio in respect of investments for and on behalf of the Portfolio.

(p)  Shall use the same skill and care in providing services to the Portfolio as it uses in providing services to fiduciary accounts for which it has investment responsibility.

(q)  Is hereby prohibited from consulting with any other sub-advisers of the Portfolio, other sub-advisers to another portfolio of the Company, or other sub-advisers to a portfolio under common control with the Portfolio concerning transactions of the Portfolio in securities or other assets.

(r)  Shall provide such other services on behalf of the Portfolio as the Adviser and the Sub-Adviser may agree from time to time.

(s)  Shall provide such additional services and supply such additional information as may be reasonably required of the Sub-Adviser by laws or regulations adopted after the effective date of the Agreement, that affect the Portfolio or the Adviser.

3.   Duties of Adviser.

(a)  The Adviser has entered into an Amended and Restated Advisory Agreement dated April 30, 2012 with the Company relating to the Portfolio (the “Advisory Agreement”). The Adviser shall continue to have responsibility for all services to be provided to the Portfolio pursuant to the Advisory Agreement and shall oversee and review the Sub-Adviser’s performance of its duties under this Agreement.

(b)  The Adviser has delivered to the Sub-Adviser, or has made available to the Sub- Adviser (and has notified the Sub-Adviser of such availability), copies of each of the following documents and will deliver to Sub-Adviser or make available to Sub-Adviser and notify the Sub- Adviser of such availability all future amendments and supplements, if any:

(1)  Registration Statement under the 1940 Act and the Securities Act of 1933, as amended, on Form N-1A (the “Registration Statement”), as filed with the Commission relating to the Portfolio and its shares, and all amendments and supplements thereto; and

(2)   Prospectus(es) of the Portfolio.

(3)  Copies of all policies and procedures adopted by the Adviser and/or the Board of Directors applicable to the Sub-Adviser and its duties hereunder and any amendments thereto; and

(4)  A list of all publicly traded affiliates of the Adviser which may not be purchased by the Portfolio (such list shall include security name, cusip number, sedol and/or applicable ticker) and a list of all brokers and underwriters affiliated with the Adviser for reporting transactions under applicable provisions of the 1940 Act.

The Adviser shall furnish the Sub-Adviser with any further documents, materials or information that the Sub-Adviser may reasonably request to enable it to perform its duties pursuant to this Agreement. All such information referenced in this Section 3 shall be conveyed to the Sub-Adviser in a timely manner so as to permit the Sub-Adviser to take such actions as may be required in an orderly fashion. Until the Adviser, the Portfolio or the Board of Directors delivers any document regarding the management of the Portfolio or the Sub-Adviser’s duties hereunder, including, but not limited to, the Registration Statement, the Prospectus, or Portfolio policies and procedures, the Sub-Adviser shall not be liable and shall be fully protected in relying on any previously delivered document sent by the Adviser, the Portfolio, or the Board of Directors to the Sub-Adviser.

(c)  The Adviser and the Sub-Adviser shall cooperate with each other to set up and maintain brokerage accounts and other accounts the parties deem advisable to allow for the purchase or sale of various forms of securities and other instruments pursuant to this Agreement; provided, however, that the Adviser shall have the ultimate authority to determine how futures accounts, ISDAs and other accounts or arrangements with respect to derivatives, short sales, or other special investments shall be set up.

4.   Custody of Portfolio Assets.

(a)  The Portfolio’s assets shall be held at all times by such entity or entities engaged by the Company to be the custodian (collectively, the “custodian”). The Adviser shall promptly notify the Sub-Adviser in the event of any change in the identity of the custodian for the Portfolio. Neither the Adviser nor the Sub-Adviser shall have possession or custody of any assets in the Portfolio. All payments, distributions and other transactions in cash or securities in respect of the Portfolio shall be made directly to or from the custodian. The Adviser shall provide or direct the custodian to provide to the Sub-Adviser from time to time such reports concerning assets, receipts and disbursements with respect to the Portfolio as the Sub-Adviser may reasonably request.

(b)  The Sub-Adviser shall provide the custodian on each business day with all necessary information relating to all transactions concerning the assets of the Portfolio and shall provide the Adviser with such information upon request of the Adviser. With respect to securities to be purchased or sold through the Depository Trust Company, the Sub-Adviser shall arrange for the automatic transmission of the I.D. confirmation of the trade to the Portfolio’s custodian. The Sub-Adviser may issue such instructions to the custodian as may be appropriate in connection with the settlement of transactions initiated by the Sub-Adviser and the management of collateral required in connection with any derivatives and related transactions entered into on behalf of the Portfolio.

(c)  The Sub-Adviser will be responsible for providing Portfolio trades to the Portfolio’s fund accounting agent for inclusion in the daily calculation of the Portfolio’s net asset value (“NAV”) in a manner, and in accordance with such reasonable time requirements established by the Adviser. In the event trade data is not delivered by the Sub-Adviser in accordance with such requirements and the Sub-Adviser’s failure was a result of the Sub- Adviser’s negligence and not due to external causes beyond the Sub-Adviser’s control and such failure causes an error that is material to the Portfolio, the Sub-Adviser shall reimburse the Portfolio pursuant to the Portfolio’s NAV Error Policy.

5.   Compensation and Expenses.

(a)  For the services to be provided by the Sub-Adviser pursuant to this Agreement for the Portfolio, the Adviser will pay to the Sub-Adviser as full compensation therefor a fee at an annual rate equal to a percentage of the Portfolio’s average daily net assets managed by the Sub-Adviser, as set forth on Schedule A. This fee will be paid to the Sub-Adviser from the Adviser’s advisory fee for the Portfolio. This fee will be computed daily and paid to the Sub-Adviser monthly. If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proration which such period bears to the full month in which such effectiveness or termination occurs.

(b)  If in the future Sub-Adviser enters into an agreement to serve as investment sub- adviser to any other sub-advised clients that are open-end management investment companies registered under the 1940 Act with a substantially similar asset size in the same investment mandate and having a substantially similar investment objective, style, strategy and policies as the Portfolio (a “New Sub-Advised Fund Client”) that has the effect of establishing a fee structure in a manner more favorable to such New Sub-Advised Fund Client than the compensation established pursuant to Schedule A to this Agreement, excluding relationship pricing, performance fees and agreements with the Sub-Adviser’s affiliates (hereinafter defined as “Most Favorable Fees”), then the Sub-Adviser will notify the Adviser and offer the opportunity to the same rights or benefits from the Most Favorable Fees with respect to this Agreement. The Sub- Adviser will determine Most Favorable Fees when a New Sub-Advised Fund Client enters into an agreement for advisory services with the Sub-Adviser and on an annual basis.

(c)  During the term of this Agreement, the Sub-Adviser will pay all expenses incurred by it in connection with its activities under the Agreement and shall bear all expenses as may be expressly provided for in this Agreement. For the avoidance of doubt, the expenses to be paid or borne by the Sub-Adviser hereunder shall include, without limitation, (i) all expenses incurred by it in rendering the services and complying with the obligations and responsibilities of Sub- Adviser as set forth in Section 2; and (ii) those expenses set forth in sub-section (d) below.

(d)  Upon request, the Sub-Adviser agrees to pay to the Adviser the costs of printing and mailing the supplement, if the Sub-Adviser makes any changes that require immediate disclosure in the prospectus or any required regulatory documents that may be caused by changes to its structure or ownership, investment personnel, investment style or management, or otherwise where such disclosures are required under applicable law to be distributed to existing annuity contract holders and life policy holders (each such instance, a “Change Event”). In the event the Adviser is already in the process of preparing a prospectus supplement at the time the Adviser is notified by the Sub-Adviser of any such Change Event, and provided the Company agrees, in its sole discretion, that Sub-Adviser’s changes may be incorporated in a pending supplement, the Sub-Adviser shall pay such costs and expenses as are attributable, on a proportional basis, to report on Sub-Adviser’s Change Event. The Adviser agrees to provide the Sub-Adviser a detailed invoice of any such printing and mailing expenses for which it seeks reimbursement in accordance with this section not later than six months after the expenses are incurred.

If the Change Event is a proposed change-of-control of the Sub-Adviser that would act to terminate this Agreement, and Adviser has determined to continue the Agreement with Sub- Adviser upon consummation of the proposed change-in-control, and if a vote of shareholders to approve continuation of this Agreement is at that time deemed by counsel to the Company to be required by the 1940 Act or any rule or regulation thereunder, the Sub-Adviser agrees to assume all costs associated with soliciting shareholders of a Portfolio to approve continuation of this Agreement. Such expenses include the costs associated with printing and mailing a proxy statement, and costs related to soliciting proxies.

If such proposed change-of-control of the Sub-Adviser shall occur and Adviser has determined to continue the Agreement with Sub-Adviser upon consummation of the proposed change-in-control and a Portfolio is operating under an exemptive order issued by the Commission to the Adviser with respect to the appointment of sub-advisers absent shareholder approval, the Sub-Adviser agrees to assume the costs of printing and mailing an information statement, required by the exemptive order containing all information that would be included in a proxy statement. The Adviser hereby represents and warrants that the Portfolio is currently operating under such an exemptive order, and the Adviser shall promptly notify the Sub-Adviser if the Portfolio ceases to operate under such exemptive order.

If, as a result of a change to a Sub-Adviser’s corporate structure or other organizational change, the Company is requested to consider and ultimately approves a new sub-advisory agreement with an advisory affiliate of a Sub-Adviser to provide advisory services to the Portfolio, the Sub-Adviser (or its advisory affiliate) agrees to pay to the Adviser the costs of printing and mailing: (i) a prospectus supplement and (ii) an information statement necessary to address the appointment of Sub-Adviser’s advisory affiliate.

6.  Representations and Warranties of Sub-Adviser. The Sub-Adviser represents, warrants and agrees as follows:

(a)  The Sub-Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and will continue to be so registered while this Agreement is in effect.

(b)  The Sub-Adviser is not prohibited by the 1940 Act or the Advisers Act from performing the services contemplated by this Agreement and has met, and will continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory organization, necessary to be met in order to perform the services contemplated by this Agreement.

(c)  The Sub-Adviser is registered with the National Futures Association as a commodity trading adviser and commodity pool operator or is exempt from such registration.

(d)  The Sub-Adviser acknowledges that the Adviser currently intends to rely upon CFTC Letter No. 12-38 with respect to the Portfolio. So long as the Adviser intends to rely upon CFTC Letter No. 12-38 with respect to the Portfolio, the Sub-Adviser shall at all times manage the Portfolio in accordance with the criteria set forth in CFTC Letter No. 12-38 and shall comply at all times with the trading limits and other requirements set forth therein. Sub-Adviser shall manage the Portfolio so that Adviser’s exposure to commodity interests does not exceed the levels specified in 17 C.F.R. Sec. 4.5.

(e)  The Sub-Adviser has provided the Adviser and the Company with a copy of its Form ADV as most recently filed with the Commission, and will promptly after filing any amendment to its Form ADV with the Commission, furnish a copy of such amendment to the Adviser.

(f)  The Sub-Adviser has adopted a code of ethics meeting the requirements of Rule 17j-1 under the 1940 Act and the requirements of Rule 204A-1 under the Advisers Act and has provided the Adviser and the Board a copy of such code of ethics, and will promptly provide copies of any material changes thereto. Upon request of the Adviser, but in any event no less frequently than annually, the Sub-Adviser will supply the Adviser a written report that (A) describes any issues arising under the code of ethics or procedures since the Sub-Adviser’s last report, including but not limited to material violations of the code of ethics or procedures and sanctions imposed or remedial action taken in response to the material violations; and (B) certifies that the procedures contained in the Sub-Adviser’s code of ethics are reasonably designed to prevent “access persons” from violating the code of ethics.

(g)  The Sub-Adviser has in place and will continue to maintain compliance policies and procedures that are reasonably designed to prevent violations of the Advisers Act and the rules adopted thereunder by the Sub-Adviser or any of its supervised persons. Upon request of the Adviser, but in any event no less frequently than annually, the Sub-Adviser will supply the Adviser a written report that (A) describes material amendments made to the Sub-Adviser’s policies and procedures since the Sub-Adviser’s last report; (B) describes any issues arising under the Sub-Adviser’s policies and procedures since the Sub-Adviser’s last report, including but not limited to material violations of any such policies or procedures and sanctions imposed or remedial action taken in response to the material violations; and (C) certifies that the policies and procedures are adequate in design and operation to prevent violations of the Advisers Act and the rules adopted thereunder by the Sub-Adviser or any of its supervised persons.

(h)  The Sub-Adviser has provided the custodian and the Adviser with a list of individuals who are authorized to provide instructions (including verbal, written, or by way of straight-through processing) to the Portfolio’s custodian to act on any matters and/or to take any actions with respect to the cash or securities of the Portfolio (such individuals hereinafter referred to as “authorized persons” and such list as the “authorized persons list”). Each authorized person shall have a business need to have the ability to move cash and/or securities to and from the Portfolio’s custody accounts within the scope of authority identified on the authorized persons list. In the event any person on the authorized persons list no longer has a business need to access the Portfolio’s custody accounts, whether resulting from a change in job responsibilities, a termination of employment or otherwise, the Sub-Adviser will promptly provide the custodian and the Adviser with an updated authorized persons list reflecting the removal of such person. The Sub-Adviser shall provide the Adviser with an updated authorized persons list each time it amends the list to add an authorized person. Upon the request of the Adviser, but in any event no less frequently than annually, the Sub-Adviser will provide the Adviser with a current authorized persons list.

The Sub-Adviser shall promptly notify the Adviser if it becomes aware that any representation and warranty under this Agreement is no longer accurate.

7.  Books and Records. The Sub-Adviser shall keep the Portfolio’s books and records required to be maintained with respect to the services provided by the Sub-Adviser pursuant to Section 2 of this Agreement and shall timely furnish to the Adviser all information relating to the Sub-Adviser’s services under this Agreement needed by the Adviser to keep the other books and records of the Portfolio required by Rule 31a-1 under the 1940 Act. The Sub-Adviser agrees that all records that it maintains on behalf of the Portfolio (including agreements it enters into on behalf of the Portfolio) are property of the Portfolio and the Sub-Adviser will surrender promptly to the Portfolio any of such records upon the Portfolio’s request; provided, however, that the Sub- Adviser may retain a copy of such records for the sole purpose of complying with applicable law. The Sub-Adviser further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act any such records as are required to be maintained by it pursuant to this Agreement, and to provide reasonable advance notice to the Adviser of its intention to destroy any such records after the expiration of the applicable retention period.

8.  Limitation of Liability. The Sub-Adviser shall not be liable for any error of judgment or for any loss suffered by the Portfolio or the Adviser in connection with the performance of its obligations under this Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services, or a loss resulting from willful misfeasance, bad faith or gross negligence on the Sub-Adviser’s part in the performance of its duties or from reckless disregard of its obligations and duties under this Agreement, except as may otherwise be provided by the 1940 Act or under the provisions of other federal securities laws or applicable state law which cannot be waived or modified hereby.

9.   Indemnification.

(a) The Sub-Adviser shall bear, and be responsible for, and hold harmless and indemnify the Adviser, the Company and their respective affiliates, directors, officers, shareholders, employees or agents (each, an “Adviser Indemnified Party”) from any loss, liability, cost, damage or expense (including attorneys’ fees and costs) (collectively “Losses”) suffered by any Adviser Indemnified Party as a direct result of: (i) the Sub-Adviser’s material breach of this Agreement; and (ii) any untrue statement of a material fact by the Sub-Adviser to Adviser (or any omission of fact that renders a material statement by the Sub-Adviser to Adviser false), related to the Sub-Adviser or the services Sub-Adviser provides to the Portfolio, to the extent such false statement or omission is included in any Registration Statement, Prospectus, or Statement of Additional Information, or any amendment or supplement thereto; provided, however, that an Adviser Indemnified Party will not be indemnified against any Losses resulting from its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under this Agreement. For purposes of this Section, material breach shall include willful misfeasance, bad faith or gross negligence on the Sub-Adviser’s part in the performance of its duties, reckless disregard of its obligations and duties under this Agreement, violation of applicable law, and any breaches of the representations, warranties and covenants of the Sub-Adviser hereunder. Sub-Adviser’s obligations contained in this Section 9(a) shall survive the expiration or termination of this Agreement.

(b) The Adviser shall bear, and be responsible for, and hold harmless and indemnify the Sub- Adviser and its respective affiliates, directors, officers, shareholders, employees or agents (each, a “Sub-Adviser Indemnified Party”) from any loss, liability, cost, damage or expense (including attorneys’ fees and costs) (collectively “Losses”) suffered by any Sub-Adviser Indemnified Party as a direct result of: (i) any willful misfeasance, bad faith or gross negligence on the Adviser’s part in the performance of its duties or reckless disregard of its obligations and duties under this Agreement, and (ii) any untrue statement of a material fact by the Adviser to the Sub-Adviser (or any omission of fact that renders a material statement by the Adviser to the Sub-Adviser false) related to the Adviser to the extent such false statement or omission is included in any Registration Statement, Prospectus, or Statement of Additional Information, or any amendment or supplement thereto; provided, however, that a Sub-Adviser Indemnified Party will not be indemnified against any Losses resulting from its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under this Agreement. Adviser’s obligations contained in this Section 9(b) shall survive the expiration or termination of this Agreement.

(c) In no event will any party to this Agreement be liable hereunder for any indirect, incidental, consequential, special, speculative or punitive losses, damages, costs or expenses, including loss of opportunity, loss of goodwill or reputation.

10.  Term and Termination. This Agreement shall become effective upon the date first above written, provided that this Agreement shall not take effect unless it has first been approved in conformance with the 1940 Act. Unless earlier terminated as provided herein, this Agreement shall continue in effect from year to year, subject to the termination provisions and all other terms and conditions hereof, so long as continuance is specifically approved at least annually in conformance with the 1940 Act; provided, however, that this Agreement may be terminated (a) by the Portfolio at any time, without the payment of any penalty, by the vote of a majority of the Portfolio’s directors or by the vote of a majority of the outstanding voting securities of the Portfolio, (b) by the Adviser at any time, without the payment of any penalty, on 60 days’ written notice to the other party, or (c) by the Sub-Adviser at any time, without the payment of any penalty, on 90 days’ written notice to the other party. This Agreement shall terminate automatically upon any termination of the Advisory Agreement. This Agreement shall terminate automatically and immediately in the event of its assignment. As used in this Section 10, the terms “assignment” and “vote of a majority of the outstanding voting securities” shall have the respective meanings set forth in the 1940 Act and the rules and regulations thereunder, as interpreted or modified by no-action letters, exemptive relief or other exceptions as may be granted by the Commission or its staff under the 1940 Act.

11.  Services to Other Clients. The investment management services provided by the Sub- Adviser under this Agreement are not to be deemed exclusive and the Sub-Adviser shall be free to render similar services to others, as long as such services do not impair the services rendered to the Adviser or the Portfolio. Nothing in this Agreement shall limit or restrict the right of any of the Sub-Adviser’s partners, officers, or employees to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any business, whether of a similar or dissimilar nature.

12.    Confidentiality; Cybersecurity; Use of Names

(a)  All information provided by the Adviser, the Company or the custodian to the Sub-Adviser or developed by the Sub-Adviser in the course of performing its obligations under this Agreement shall be held as confidential by the Sub-Adviser; provided, however, the Sub-Adviser shall be permitted to disclose or communicate to a proper party such information (i) as authorized in this Agreement, (ii) to the extent necessary for performance under this Agreement or to meet the requirements set forth herein, or (iii) as required by applicable law, regulation or regulators with proper jurisdiction over the Portfolio, the Adviser and/or the Sub-Adviser.

(b)  The Sub-Adviser shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information it obtains or prepares and maintains pursuant to this Agreement or in the course of performing its duties hereunder and shall have in place and maintain and comply with reasonably designed cybersecurity policies and procedures and a business continuity plan (the “Information Security Program”). The Sub- Adviser agrees that its Information Security Program will comply in all material respects with all applicable laws and regulations. The Sub-Adviser shall be responsible and liable to the same extent that the Sub-Adviser is liable for its acts or omissions hereunder pursuant to Section 8 (and as further limited by Section 9(c)) of the Agreement with respect to its obligations under this sub- section of the Agreement. The Sub-Adviser also agrees, when requested, to complete any reasonable security questionnaire provided by the Adviser to the Sub-Adviser either related to the Portfolio or related to the Sub-Adviser’s Information Security Program (which may be in the form of summaries thereof), and return it in a commercially reasonable period of time. The Sub- Adviser agrees to resolve promptly any applicable control deficiencies that Sub-Adviser or Adviser determines do not meet the standards established by federal and state privacy and data security laws, rules, regulations, and/or industry standards related to the Sub-Adviser’s Information Security Program that are identified through the completion of the questionnaire. The Sub-Adviser also agrees to notify the Adviser promptly upon: (i) the Sub-Adviser’s determination of any security breach related to, or materially impacting the services provided by the Sub-Adviser to, the Adviser or the Portfolio; or (ii) the Sub-Adviser’s determination of any acquisition of information Sub-Adviser obtains, prepares or maintains pursuant to this Agreement, by an unauthorized person or entity; (iii) any cybersecurity event to the extent the Sub-Adviser has confirmed that such cybersecurity event has resulted in unauthorized access to, loss, or misuse of information related to the Portfolio that is stored on Sub-Adviser’s information systems or that Sub-Adviser obtains, prepares or maintains pursuant to this Agreement. The Sub- Adviser agrees to promptly inform the Adviser of the steps taken by the Sub-Adviser to mitigate any damage or remediate any such security or confidentiality breach.

(c)  All information provided by the Sub-Adviser to the Adviser in the course of performing its obligations under this Agreement shall be held as confidential by the Adviser; provided, however, the Adviser shall be permitted to disclose or communicate to a proper party such information (i) as authorized in this Agreement, (ii) to the extent necessary for performance under this Agreement or to meet the requirements set forth herein, or (iii) as required by applicable law, regulation, or regulators with proper jurisdiction over the Portfolio, the Adviser and/or the Sub-Adviser. The Adviser shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information it obtains or prepares and maintains pursuant to this Agreement or in the course of performing its duties hereunder and shall have in place and maintain and comply with reasonably designed cybersecurity policies and procedures and a business continuity plan (the “Information Security Program”). The Adviser agrees that its Information Security Program will comply in all material respects with all applicable laws and regulations.

(d)  The Sub-Adviser shall not use the name, trade name, trademarks, service marks and/or logo of the Adviser, The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), and/or any subsidiaries or affiliates of Northwestern Mutual in any communications (written, verbal or electronic), including publicity releases, advertising or sales activities or brochures, or similar written materials or activities, other than in communications which are solely internal to the Sub-Adviser or are with the Adviser, the Portfolio, or any of their respective officers, directors or employees, without the prior written consent of the Adviser. The Sub- Adviser hereby acknowledges that its name and/or trade name (the “Sub-Adviser Name”) may be used for identification purposes as a part of or adjacent to the legal name of the Portfolio, and as such, may be used routinely in the ordinary course of business in filings with state and federal regulators, in internal communications, in reports to and communications with shareholders, in fund fact sheets and other marketing materials and in materials provided to the Board (collectively, the “Portfolio Communications”). The Sub-Adviser hereby grants the Adviser and the Portfolio the right to use the Sub-Adviser Name in Portfolio Communications. Upon termination of this Agreement, the Portfolio will terminate all use of the Sub-Adviser Name, destroy any remaining unused sales documentation, promotional, marketing, advertising or other written printed or electronic material or performance information that contains the Sub-Adviser Name, and change their names accordingly, each as soon as practicably possible.

13.  Use of Third-Party Service Providers. Sub-Adviser may, consistent with applicable law and subject to the provisions of this Agreement, contract with and retain an affiliated or unaffiliated third party to perform any non-investment advisory services as it determines reasonably necessary to assist it in carrying out its obligations under this Agreement with respect to the Portfolio(s) (referred to herein as a “third-party service provider”). Sub-Adviser may not delegate or outsource the principal investment management services as set forth in Section 2 of this Agreement, (which shall in all cases remain an obligation to be discharged solely and directly by the Sub-Adviser), and no third-party services arrangement shall involve a third party serving as an “investment adviser” to the Portfolio within the meaning of the 1940 Act.

Sub-Adviser shall provide written notice to Adviser of the commencement of a non-investment advisory services arrangement with any third-party service provider (i) to whom non-public Portfolio holdings data will be disclosed or (ii) that is otherwise performing a function or service that is material or integral to Sub-Adviser’s provision of its services hereunder, and in each of cases (i) and (ii), which arises after the date of this Agreement, prior to, or as soon as reasonably practicable following, the commencement of services, but in any event, notice shall be provided in connection with, and no later than, the next regular quarterly compliance report delivered by the Sub-Adviser to the Adviser following commencement of services. Sub-Adviser will act in good faith with commercially reasonable due diligence in the selection and use of any third-party service provider and will conduct reasonable oversight and supervision of third-party services appropriately tailored to the nature of the services provided. Sub-Adviser represents and warrants that any such third-party service provider shall be subject to a written agreement pursuant to which such third-party service provider agrees that it: (i) shall be subject to and responsible for complying with confidentiality and non-disclosure obligations substantially similar to and no less restrictive than the confidentiality and non-disclosure obligations of this Agreement; (ii) shall implement and maintain appropriate procedures and systems to protect the security and confidentiality of any information obtained in rendering services to the Sub-Adviser; (iii) shall use Portfolio holdings data only for purposes as may be required to render the services which they are retained to provide; and (iv) shall agree not to trade on non-public Portfolio information that may be supplied or obtained in rendering the services provided to Sub-Adviser; provided however, the parties to the Agreement hereby acknowledge and agree that, with respect to any unaffiliated third-party service provider, the foregoing representation and warranty is limited to a representation and warranty that Sub-Adviser shall negotiate in good faith and undertake commercially reasonable efforts to include those provisions outlined in sub-sections (i) – (iv) set forth above in the terms of any such written agreement with an unaffiliated third-party service provider; and provided further that, in all cases, Sub-Adviser shall ensure that the third-party service providers retained by the Sub-Adviser hereunder shall be under the obligation to treat Adviser, Company or Portfolio information it receives or obtains in connection with its services arrangements with Sub-Adviser in a confidential manner, consistent with the terms of the Sub-Adviser’s confidentiality and non-disclosure obligations under this Agreement.

In connection with the use of any such third-party service provider, Sub-Adviser acknowledges and agrees:

(1)

Sub-Adviser retains full and sole responsibility for the proper discharge and performance of all services required by this Agreement, and Sub-Adviser’s duties, obligations and liabilities hereunder shall not be affected in any way whatsoever by Sub-Adviser’s retention or use of a third-party service provider, including, without limitation, Sub- Adviser’s obligations with respect to maintaining books and records as set forth in this Agreement;

(2)

Sub-Adviser shall be responsible for assuring compliance with the confidentiality and non-disclosure provisions applicable to the third-party service provider under the terms of the service arrangement with Sub-Adviser;

(3)

Sub-Adviser shall be liable to the Adviser and the Company for any loss or damage as a direct result of the actions or omissions of a third-party service provider to the same extent that the Sub-Adviser is liable for its own actions or omissions hereunder pursuant to Section 8 of the Agreement or pursuant to applicable law (and for the purposes of determining the liability of the Sub-Adviser under Section 8, the acts or omissions of the third-party service provider shall be deemed attributable to the Sub-Adviser);

(4)

Sub-Adviser is solely responsible for the terms of any contractual or other arrangements it has with a third-party service provider, including without limitation, all obligations related to compensation of such third party;

(5)

Sub-Adviser shall hold harmless and indemnify the Adviser, the Company and their respective affiliates, directors, officers, shareholders, employees or agents from any actual loss, liability, cost, damage or reasonable expense (including reasonable attorneys’

fees and costs) (“Costs”) suffered by any of the foregoing parties to the extent such Costs are caused as a direct result of the Sub-Adviser’s violation of Section 8 or Section 9 of the Agreement with regard to Sub-Adviser’s selection or oversight and supervision of the third-party service provider;

(6)

Sub-Adviser shall comply with any Portfolio or Company policies and procedures applicable to third-party service provider arrangements, as may be amended from time to time, copies of which shall be provided to the Sub-Adviser, including, without limitation, and as applicable, the policy with respect to the disclosure of Portfolio holdings data, including the obligation thereunder for the Sub-Adviser to disclose on a current basis those service providers to whom Sub-Adviser may provide material non-public holdings data for the Portfolio; and

(7)

Sub-Adviser shall cooperate in providing updated certifications or attestations as may be required by Adviser regarding those third-party service providers and their associated personnel to whom Sub-Adviser desires to provide access to the custodian’s platform or systems for the purpose of providing instructions or direction to the custodian, or to view or receive information, relating to any Portfolio account.

14.  Rule 12d1-4 Investment Limitations. The parties acknowledge that the Commission has adopted a rule governing the structure and operation of “fund of funds” structures (“Rule 12d1- 4”) and that the Asset Allocation Portfolio and Balanced Portfolio (“Allocation Portfolios”) of the Company each operates as a fund of funds by investing a portion of their assets in other Company portfolios. The parties further acknowledge that (i) the Company portfolios in which the Allocation Portfolios invest will be “acquired funds” within the meaning of Rule 12d1-4 and that this includes, or in the future may include, the Portfolio sub-advised by the Sub-Adviser; (ii) that Rule 12d1-4 limits the ability of “acquired funds” to themselves invest in other funds, essentially limiting those investments to 10% of an acquired fund’s total assets; and (iii) that for purposes of the foregoing limitation, Rule 12d1-4 has interpreted “funds” to include not only pooled investment vehicles, but any structured finance vehicle that relies on Sections 3(c)(1) or (7) of the 1940 Act to avoid registration, such as CLOs, private mortgage REITs and other types of private securities. In recognition of the foregoing, Sub-Adviser agrees to invest the Portfolio’s assets in a manner that will enable the Portfolio to be used as an acquired fund of the Allocation Portfolios under Rule 12d1-4 by adhering to and satisfying the investment limitations applicable to acquired funds under Rule 12d1-4.

15.  Acknowledgement; No Personal Liability. Sub-Adviser acknowledges that it has received notice of and accepts the limitations of the Company’s liability as set forth in its Articles of Incorporation. Sub-Adviser agrees that the Company’s obligations hereunder shall be limited to the assets of the Portfolio, and that the Sub-Adviser shall not seek satisfaction of any such obligation from any shareholders of the Company nor from any director, officer, employee or agent of the Company.

16.  Notices. Any notice, advice or report to be given pursuant to this Agreement shall be delivered or mailed to the physical address below or sent by email to the email address below:

To the Adviser at:

Mason Street Advisors, LLC
720 East Wisconsin Avenue
Milwaukee, WI 53202
Attention: Bonnie L. Tomczak, President
Email Address: bonnietomczak@northwesternmutual.com

With a copy to:
Counsel: Joseph Destache
Email Address: josephdestache@northwesternmutual.com

To the Sub-Adviser at:

Massachusetts Financial Services Company
111 Huntington Avenue
Boston, MA 02199
Attention: Institutional Client Service
Email Address: DLMFSIUSCS@mfs.com

With a copy to:

Attention: MFS Legal Department
Email Address: DLMFSIUSCS@mfs.com

17.  Amendments. No provisions of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, and no amendment of this Agreement shall be effective until approved in the manner required by the 1940 Act.

18.  Governing Law. This Agreement shall be governed by the laws of the state of Delaware; provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.

19.  Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties hereto, and supersedes all prior agreements and understandings relating to this Agreement’s subject matter.

20.  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; all such counterparts shall, together, constitute only one instrument.

21.  Severability. Should any part of this Agreement be held invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

22.  Successors. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first written above.

MASON STREET ADVISORS, LLC		MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Bonnie L. Tomczak	By:	/s/ Carol Geremia

Name:	Bonnie L. Tomczak	Name:	Carol Geremia

Title:	President	Title:	President

SCHEDULE A

TO

FOURTH AMENDED AND RESTATED

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

MASON STREET ADVISORS, LLC

AND

MASSACHUSETTS FINANCIAL SERVICES COMPANY

DATED: MAY 31, 2023

Portfolio	Fee
Research International Core	First $250 Million – 0.50% of average daily net assets Next $250 Million – 0.45% of average daily net assets Assets Over $500 Million – 0.40% of average daily net assets

Effective July 1, 2023, the fee schedule above will be replaced with the following fee schedule:

Portfolio	Fee
Research International Core	First $250 Million – 0.45% of average daily net assets Next $250 Million – 0.40% of average daily net assets Assets Over $500 Million – 0.35% of average daily net assets